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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

02022794

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31215

SEC MAIL PROCESSING RECEIVED JUL 0 8 2002 WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

EPORT FOR THE PERIOD BEGINNING 05/01/01 (MM/DD/YY) AND ENDING 04/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

AME OF BROKER-DEALER:

James W. Humbard

OFFICIAL USE ONLY
FIRM ID. NO.

DDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1151 Gibson Road
(No. and Street)

Selah	WA	98942
(City)	(State)	(Zip Code)

AME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James W. Humbard (509) 697-5651
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

NDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Watson & Associates, P.S.
(Name — *if individual, state last, first, middle name*)

600 University Street, Suite 2828	Seattle,	WA	98101
(Address)	(City)	(State)	Zip Code)

HECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 1 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

James W. Humbard, swear (or affirm) that, to the st of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of James W. Humbard, as of April 30, 2002, are true and correct. I further swear (or affirm) that neither the company or any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of customer, except as follows:

James W. Humbard
Signature

Sole proprietor
Title

Mark Gray
Notary Public

Mark Gray
5-29-05 exp.

his report** contains (check all applicable boxes):

(a) Facing page.
(b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Cash Flows.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(o) Independent Auditors' Report on Internal Control Structure.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JAMES W. HUMBARD
(A Sole Proprietorship)
Financial Statements for the Year Ended
April 30, 2002
and Independent Auditors' Report

JAMES W. HUMBARD
(A Sole Proprietorship)
TABLE OF CONTENTS
April 30, 2002

WATSON & ASSOCIATES, P.S.
CERTIFIED PUBLIC ACCOUNTANTS
600 UNIVERSITY STREET, SUITE 2828
SEATTLE, WA 98101-3301

INDEPENDENT AUDITORS' REPORT

Mr. James W. Humbard
Selah, Washington

We have audited the accompanying statement of financial condition of James W. Humbard (a sole proprietorship) as of April 30, 2002, and the related statements of income, changes in proprietor's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Proprietorship. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of James W. Humbard (a sole proprietorship) as of April 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Watson & Associates, P.S.

June 14, 2002

TELEPHONE: (206) 624-2380 FACSIMILE: (206) 382-3558

JAMES W. HUMBARD
(A Sole Proprietorship)
STATEMENT OF FINANCIAL CONDITION
April 30, 2002

ASSETS

Cash	$	2,750
Cash deposit with clearing organization		7,148
Investment		3,300
Accounts receivable		350
	$	13,548

PROPRIETOR'S EQUITY

Proprietor's equity	$	13,548

The accompanying notes should be read with these financial statements.

JAMES W. HUMBARD
(A Sole Proprietorship)
STATEMENT OF INCOME
For the Year Ended April 30, 2002

REVENUES:		
Commissions	$	18,572
Interest		150
		18,722
EXPENSES:		
Dues and fees		1,186
Professional services		1,400
		2,586
Net income	$	16,136

The accompanying notes should be read with these financial statements.

JAMES W. HUMBARD
(A Sole Proprietorship)
STATEMENT OF PROPRIETOR'S EQUITY
For the Year Ended April 30, 2002

PROPRIETOR'S EQUITY, beginning of year	$	12,612
Net income		16,136
Withdrawals		(15,200)
PROPRIETOR'S EQUITY, end of year	$	13,548

The accompanying notes should be read with these financial statements.

JAMES W. HUMBARD
(A Sole Proprietorship)
STATEMENT OF CASH FLOWS
For the Year Ended April 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	16,136
Adjustments to reconcile change in net income to net cash provided by operating activities:		
(Increase) decrease in deposit with clearing organization		67
Increase (decrease) in accounts payable		(600)
Net cash provided by operating activities		15,603
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proprietor's withdrawals		(15,200)
Net increase in cash		403
CASH, beginning of year		2,347
CASH, end of year	$	2,750

The accompanying notes should be read with these financial statements.

JAMES W. HUMBARD
(A Sole Proprietorship)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF THE BUSINESS

James W. Humbard (the Proprietorship) is registered with the Securities and Exchange Commission as a broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. The Proprietorship serves clients primarily located in Eastern Washington. The Proprietorship's source of customers is through the sole proprietor.

All securities transactions are cleared through another broker/dealer on a fully disclosed basis. The Proprietorship does not hold or receive funds of subscribers or securities of issuers, and does not hold customer funds or securities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Proprietorship accounting
The financial statements have been prepared solely from the securities dealer accounts of James W. Humbard and do not include the personal accounts of the owner or those of any other operation in which he is engaged.

Cash and cash equivalents
For purposes of the statement of cash flows, the Proprietorship considers all highly liquid investments with a maturity of three months or less at date of acquisition to be cash equivalents.

Federal income tax
The Proprietorship is not a taxpaying entity for purposes of federal income tax. Income tax of the Proprietor is computed on his income from all sources. Accordingly, no provision has been made in these financial statements for federal income tax.

Revenue recognition
The Proprietorship recognizes commission income net of clearing fees on a trade date basis.

Use of estimates in the preparation of financial statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

JAMES W. HUMBARD

(A Sole Proprietorship)
NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Investment

Investment consists of NASDAQ stock purchased in a subscription offering to NASD members in connection with the first phase of the NASDAQ private placement. The investment is stated at cost which is assumed to approximate fair market value.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Proprietorship uses, at no cost, office space, support staff and services provided by related businesses of the Proprietor.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Proprietorship is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At April 30, 2002, the Proprietorship had net capital of $10,248, which was $5,248 in excess of its required net capital of $5,000. The Proprietorship had no aggregate indebtedness at April 30, 2002.

NOTE 5 – POSSESSION OR CONTROL REQUIREMENTS

The Proprietor adheres to the exemptive provisions of SEC rule 15c-3(k)(2)(B) by having clients send all funds and securities to the correspondent broker/dealer who carries the customer accounts. Therefore, the Proprietorship does not hold or have any possession or control of customer funds or securities.

JAMES W. HUMBARD
(A Sole Proprietorship)
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
April 30, 2002

COMPUTATION OF NET CAPITAL		
Total proprietor's equity	$	13,548
Non-allowable assets: securities not readily marketable		(3,300)
Net capital	$	10,248
AGGREGATE INDEBTEDNESS	$	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requires greater of:		
6-2/3% of total aggregate indebtedness	$	-
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Excess net capital	$	5,248
Excess net capital at 1000%	$	10,248
Percentage of aggregate indebtedness to net capital	$	-
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Form X-17A-5, FOCUS Part II A, as of April 30, 2002)		
Net capital as reported in Company's FOCUS report	$	10,248

JAMES W. HUMBARD
(A Sole Proprietorship)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3, EXEMPTIVE PROVISION
April 30, 2002

The Proprietorship claims exemption from the reserve requirements of rule 15c3-3 under the following provisions:

(k)(2)(B)	All customer transactions are cleared through another broker/dealer on a fully disclosed basis.

JAMES W. HUMBARD
(A Sole Proprietorship)
STATEMENT PURSUANT TO SEC RULE 15c3-1(c)(2)(iii)
April 30, 2002

I hereby represent that my assets not used in the course of business as a broker/dealer are greater than my liabilities incurred outside of the course of business as a broker/dealer.

James W. Humbard

WATSON & ASSOCIATES, P.S.
CERTIFIED PUBLIC ACCOUNTANTS
600 UNIVERSITY STREET, SUITE 2828
SEATTLE, WA 98101-3301

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Mr. James W. Humbard
Selah, Washington

In planning and performing our audit of the financial statements of James W. Humbard (a sole proprietorship) for the year ended April 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by James W. Humbard including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Proprietorship does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Proprietorship in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Proprietorship is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Proprietorship has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with

TELEPHONE: (206) 624-2380 FACSIMILE: (206) 382-3558
MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND WASHINGTON SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However we noted the following matter involving the control procedures and operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of James W. Humbard (a sole proprietorship) for the year ended April 30, 2002, and this report does not affect our report thereon dated June 14, 2002.

> One of the basic elements of a satisfactory system of internal control is an organization which provides appropriate segregation of duties. Because of the limited size of the Proprietorship, it is not possible for this to be achieved.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Proprietorship's practices and procedures were adequate at April 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Watson & Associates, P.S.

June 14, 2002